Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: (202) 383.0180 F: (202) 637.3593 JamesCain@eversheds-sutherland.com

May 21, 2020

Via EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States Oil Fund, LP

Amendment No. 3 to Registration Statement on Form S-3

Filed May 11, 2020

File No. 333-237750

Dear Ms. Bednarowski:

On behalf of United States Oil Fund, LP (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated May 13, 2020, relating to the above referenced Registration Statement (the “Registration Statement”). Each of the Staff’s comments is set forth below in italics followed by the Company’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 4”). For the Staff’s reference, we have included both a clean copy of Amendment No. 4 and a copy marked to show all changes from the version filed on May 11, 2020.

Amendment No. 3 to Registration Statement on Form S-3

Prospectus Summary

USO’s Investment Objective and Strategy, page 1

1.	We note your response to comment 2 and your revised disclosure. Please revise the first sentence of the first paragraph to clarify that this is your long-term strategy and, as discussed, below, you are not currently following it. Please revise similar disclosure throughout the prospectus for consistency.

Response: We have revised the first paragraph to make it clear that USO is currently unable to pursue its investment objective with the same level of success that it has in the past due to its inability to invest in the Benchmark Oil Futures Contract and certain other Oil Futures Contacts to the extent permitted before the current market conditions described in the prospectus arose. We have also indicated there is considerable uncertainty as to when and whether USO will be able to have the same level of success as before in meeting its investment objective because of these market conditions, and the regulatory limitations imposed on USO and the risk mitigation measures taken by USO’s FCM in the midst of these market conditions. We have also added disclosure that includes examples of the average daily percentage differences from recent successive 30-day valuation periods, which clearly reflect the deviations USO has been experiencing.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

May 21, 2020 Page 2

USO disagrees with the characterization that it is not currently pursuing the investment objective stated in its disclosure. From USO’s inception, there has been an express range of performance allowed for meeting the investment objective as well as myriad disclosures regarding the risks and circumstances that would impact USO’s performance, as well its ability to meet this objective. As noted above, USO has expressly acknowledged that its success in meeting its investment objective has not been as favorable as in the past given the range of investments available to it to meet its objective, but to date USO has been within the disclosed range of performance. Moreover, in response to market conditions impacting USO and regulatory requirements, including the NYMEX’s accountability levels and position limits, USO has taken steps to manage its portfolio that were already contemplated, disclosed and permitted under its prospectus and 19b-4.

USO’s performance is tracked and reported quarterly (consistent with industry practice) by USO. In addition, performance information, including monthly, quarterly and annual percentage changes in USO’s NAV, the current market price of USO shares, and the current price of the Benchmark Oil Futures Contract, are posted daily on its website. In the attached prospectus, and in USO’s recent periodic reports on Forms 8-K and the quarterly report for the period ending March 31, 2020 on Form 10-Q, USO has disclosed the circumstances that have negatively impacted its performance and its ability to meet its investment objective as well as its response to those circumstances. From this publicly available information, investors can determine whether or not USO’s performance justifies making, or retaining, an investment in USO shares.

2.	We note your response to comment 2 and your statement to us “that the investment objective of the Company remains the same: to track the performance of the Benchmark Oil Futures Contract.” We further note that during April and May 2020 you have invested in Oil Futures Contracts other than the Benchmark Oil Futures Contract, and that currently you continue to be invested in Oil Futures Contracts other than the Benchmark Oil Futures Contract. As your stated intention is to return to investing in the Benchmark Oil Futures Contract, please disclose the circumstances under which you believe you would be able to do so. Please provide sufficient detail to permit an investor to understand what it would take for you to return to your stated investment objective. In doing so, at a minimum, please address the following:

• How long you believe it could take to make the transition from your current investment mix back to your historical investment levels in the Benchmark Oil Futures Contract.

• What regulatory, governance and administrative hurdles would you need to overcome in order to effect such a transition.

• What material risks would you face in effecting such a transition.

Response: We have revised the prospectus to address this comment, taking into account the following:

Timing. USO stated in the Form S-3/A that USO’s expectation is that at some point in the future it will be able to return to primarily investing in the Benchmark Oil Futures Contract, without providing a timeline or guarantee that this will occur. While our views regarding when this might occur are provided below, we are hesitant, and believe it imprudent, in light of the current market and regulatory environment and the unknown path and impact of the COVID-19 pandemic, to provide a prediction in USO’s prospectus.

May 21, 2020 Page 3

Circumstances that need to occur for USO to be able to return to investing in the Benchmark Oil Futures Contract. The following events would need to take place for USO to again invest significantly in the Benchmark Oil Futures Contract:

(i)	USO’s regulators, including the NYMEX, would have to increase the accountability levels and position limits applicable to USO for those futures contracts;
(ii)	USO’s futures commission merchants (“FCMs”) (and their regulators) would have to allow USO to increase its positions in the Benchmark Oil Futures Contract and other equivalent Oil Futures Contracts such as the ICE WTI Contract;
(iii)	the margin requirements of both the exchanges and the FCMs, which are set to take into account the current price level and volatility of the Benchmark Futures Oil Futures Contract, that are imposed on USO would need to be set at levels that would allow USO to be able to avoid becoming leveraged (i.e., not have sufficient assets to meet such obligations); and
(iv)	USO would need to be able to obtain notional exposure to the Benchmark Oil Futures Contract, including at levels sufficient to provide notional exposure relative to USO’s asset size to allow USO to be primarily invested in the Benchmark Oil Futures Contract and remain within the accountability levels and position limits set by the NYMEX and the limits imposed by its FCMs.

We also note that the current levels and limits imposed by the exchanges, as well as the risk mitigation measures taken by USO’s FCM, other FCMs, and swap dealers, have been broadly applied to other market participants, including other funds using investments in the Benchmark Oil Futures Contract to provide exposure to their investors to changes in the Benchmark Oil Futures Contract, and to swap dealer counterparties that seek exposure to the changes in price of the Benchmark Oil Futures Contract. As a result, it is difficult for USO or any market participant to find investments that provide exposure to changes in the price of the Benchmark Oil Futures Contract. As a result, the events described above would likely require not only relief for USO but also other market participants.

While we cannot definitively predict that the following would occur, circumstances that might cause the above listed events to take place include the following:

•	The price of the Benchmark Oil Futures Contract continues to increase. In light of USO’s historical experience, if this were to occur, USO anticipates redemptions in its shares will take place and this, together with the higher price of the Benchmark Oil Futures Contract, would allow USO to hold fewer Oil Futures Contracts to obtain notional exposure, in which case USO could potentially return to being primarily invested in the Benchmark Oil Futures Contract. This would require its regulators, including the NYMEX, and its FCM permitting it to do so under those circumstances.
•	The price of the Benchmark Oil Futures Contract would need to continue to increase and its price volatility would need to continue to decrease, e.g., as a result of: (i) abatement of the market conditions that impacted its fall in price to historically low levels (including having a negative price) due to increased economic activity in the United States and worldwide; (ii) continued limits on production due to market forces and oil producing nations’ agreement to continue to curtail production; and (iii) increased availability of crude oil storage capacity.

As noted above, under the current circumstances USO believes it inappropriate to provide prognostications regarding the foregoing directly in its prospectus. If the circumstances and conditions change such that USO is able to do so, then such disclosure could be provided through incorporation by reference to discussions regarding the factors currently impacting the market for USO shares and the value of its investments, including the status of the crude oil market, that are included in its current and periodic reports filed with the Commission.

May 21, 2020 Page 4

Regulatory, governance and administrative hurdles. Beyond the markets for crude oil and related oil futures contracts becoming stabilized, as well as increases in the spot price of oil and prices of its related futures contracts, the principal hurdles to the Benchmark Oil Futures Contract becoming the primary investment of USO are (i) NYMEX increasing its accountability levels and position limits on Oil Futures Contracts, (ii) (a) USO’s FCM allowing USO to hold positions in the Benchmark Oil Futures Contract and other Oil Futures Contracts within the limits set by the exchanges or (b) getting other FCMs to take on USO as a customer and allowing USO to take on the aforementioned futures contract positions. As to (ii), to the extent the regulators of the NYMEX and the FCMs, including the Commodity Futures Trading Commission and the FCMs’ primary and prudential regulator (e.g., for RBC, its Canadian regulator) have a view on whether these levels limits, positions, or risk mitigation measures should or should not remain in place, their acquiescence to any such increasing of restrictions will be a significant factor in overcoming the foregoing hurdles.

USO is also of the view that having the current registration statement declared effective by the Securities and Exchange Commission and getting the National Futures Association’s approval of the new Disclosure Document (the prospectus included in the registration statement) is a hurdle to overcome. The foregoing would remove the uncertainty which has created a perceived cloud over the market for USO’s shares and the propriety of its actions, as well as provide USO with the ability to again offer Creation Baskets to Authorized Purchasers, which should further limit differences between USO’s share price and its per share NAV.

Material risks to effecting the transition back to investments in the Benchmark Oil Futures Contracts. The risks to USO’s investors from the transition of USO’s current portfolio to more significant investments in the Benchmark Oil Futures Contract are currently set forth in the prospectus, including the that USO’s investment mix can change and that certain of its investments, including investments in the Benchmark Oil Futures Contract, may be subject to contango to a greater degree than investing in futures contracts that expire in later months than the Benchmark Oil Futures Contract. The enhanced risk factors in the current draft of the prospectus address the risks arising under circumstances of the sort that arose during the current market crisis and that they have in fact occurred. The risk factors do not limit the possibility of circumstances akin to what has happened repeating themselves in the future.

3.	We note your response to comment 2 and your revised disclosure in third paragraph “that USO has not been able to meet its investment objective as favorably as it has in the past.” Please expand this disclosure by clarifying what you mean by “not . . . as favorably as it has in the past.” In doing so, please quantify the disparity by comparing your historical tracking error and your recent tracking error since April 17, 2020.

Response: We have revised the prospectus to address this comment.

What Is the “Benchmark Oil Futures Contract”?, page 2

4.	Please revise the third paragraph to indicate whether recent daily changes in the price of USO’s shares on the NYSE Arca on a percentage basis have closely tracked the daily changes in the spot price of a barrel of light, sweet crude oil on a percentage basis, less USO’s expenses.

Response: We have revised the prospectus to address this comment.

May 21, 2020 Page 5

Recent Development Impacting the Ability of USO to Achieve Its Investment Objective, page 3

5.	Please revise the first paragraph to indicate that the circumstances you describe as hypothetical actually have occurred.

Response: We have revised the prospectus to address this comment.

6.	Please describe the specific constraints placed on you by your FCM and how those constraints impact your ability to invest in the Benchmark Oil Futures Contract, the ICE WTI Contract or any other oil futures contracts. Please also file your agreement with your FCM as an exhibit to the registration statement or tell us why you believe this is not required.

Response: We have revised the prospectus to address this comment.

We have also filed, by incorporation by reference to the Current Report on Form 8-K filed on October 10, 2013, the form of USO’s agreement with its FCM, RBC Capital Markets, LLC on October 8, 2013.

Risk Factors Involved with an Investment in USO, page 9

7.	We note your response to the third bullet point in comment 6. Please add a new risk factor that addresses the possibility that your shares could fail to meet the NYSE Arca’s listing standards for price per share and the consequences thereof (e.g., delisting). Describe here the recent decrease in the value of your shares, including a discussion of your decision to effect a one-for-eight reverse stock split in order to increase the price per share.

Response: To address this comment, we have revised the prospectus to add an additional risk factor relating to the consequences of USO failing to meet its listing requirements. However, we note that the applicable listing requirements for USO, found under NYSE ARCA Rule 8.300-E Partnership Units, do not have a minimum share price requirement. The continued listing requirements do allow the NYSE Arca to initiate delisting procedures if an event shall occur or a condition exists which in the opinion of the exchange makes further dealings on the exchange inadvisable. USO was sensitive to this requirement, and confirmed with the NYSE Arca that a drop in its share price in mid-April would not result in delisting procedures being initiated. USO determined to do the eight-for-one reverse split on its own accord. The rationale for the reverse split is two-fold. First, the reverse share split is expected to increase the marketability and liquidity of USO shares. Second, the reverse share split is intended to ensure that the value of USO shares is well above what would reasonably be considered necessary to satisfy the NYSE Arca’s minimum continued listing requirements.

Correlation Risk

An Investment in USO is not a proxy for investing in the oil markets, page 13

8.	We note your response to the first bullet point in comment 6 and your revised disclosure. Please further expand your revised risk factor to specifically address the risks to investors with using the fund as a proxy for investing in oil. In doing so, please address particularly the risks to non-professional investors who are not experienced in investing in oil futures and may not have ready access to the types of information that professional investors may have.

Response: We have revised the risk factor to address this comment.

Prior Performance of USO, page 40

9.	We note your response to comment 8. Please add disclosure immediately after the last table on page 40 to disclose that, at the market close on April 21, 2020, the price of your shares was 36% higher than your reported end of the day per share NAV.

May 21, 2020 Page 6

Response: We have revised the document accordingly. We also disclosed that the premium occurred when USO announced it was suspending the offering of Creation Baskets for purchase and that continuation of a premium at this level is transitory, and that it did not, and could not be expected to, continue. We also provided data reflecting the foregoing.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383.0180 or JamesCain@eversheds-sutherland.com.

Sincerely,

/s/ James M. Cain

James M. Cain, a partner